Exhibit 8.1

Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2004, including the principal activity, ownership interest and, if different, percentage of voting power held by us. All of our significant subsidiaries are incorporated in Chile.

	Percentage Owned
	2003
	Direct	Indirect	Total
	%	%	%
Subsidiary
Santiago Leasing S.A.	99.50	—	99.50
Santiago Corredores de Bolsa Ltda.	99.19	0.81	100.00
Santander Santiago S.A. Administradora General de Fondos	99.96	0.04	100.00
Santander S.A. Agente de Valores	99.03	—	99.03
Santander Santiago S.A. Sociedad Securitizadora	99.64	—	99.64
Santander Santiago Corredora de Seguros Santander Ltda.	99.99	—	99.99